Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission on April 27, 2020, or the Annual Report, including the consolidated annual financial statements as of December 31, 2019 and their accompanying notes included therein.

Forward Looking Statements

This Report on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Evogene. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail under the heading “Risk Factors” in our Annual Report.

All forward-looking statements contained in this Report on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Evogene,” “we,” “us,” “our,” “our company” and “the company” in this Report on Form 6-K refer to Evogene Ltd. and its consolidated subsidiaries, consisting of AgPlenus Ltd., Biomica Ltd., Canonic Ltd., Casterra Ag Ltd. (formerly known as Evofuel Ltd.), Evogene Inc., Lavie Bio Ltd., and their consolidated subsidiaries, unless the context otherwise requires.

General

Evogene is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health and agriculture, through the use of our broadly applicable Computational Predictive Biology (CPB) platform.  The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements.  Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ltd.

With respect to the impacts of the COVID-19 pandemic, the company took certain measures in the second quarter of 2020 to mitigate the impact of the pandemic on the company, including a temporary reduction in salary-based expenditure and a cut back in secondary activities. To date, the impact on Evogene’s operations has been minimal. We expect the significance of the COVID-19 pandemic, including the extent of its effect on our financial results, to be dictated by, among other things, its duration, the success of efforts to contain it and the impact of actions taken in response. While we are not able at this time to estimate the impact of the COVID-19 pandemic on our financial results, it could be immaterial.

Recent Developments

On September 3, 2020, we consummated a registered direct equity offering of 5,882,353 ordinary shares at a price per share of $1.70, for total gross proceeds to us of $10 million, consisting of an investment by Ark Investment Management LLC and Alpha Capital Anstalt.

The securities in the registered direct offering were issued pursuant to a prospectus supplement, which was filed with the Securities and Exchange Commission in connection with a takedown from Evogene’s shelf registration statement on Form F-3 (File No. 333-240249), which was declared effective by the SEC on August 10, 2020.

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Revenues

Our total revenues decreased by $0.1 million, or 20%, to $0.4 million for the six-month period ended June 30, 2020 from $0.5 million for the six-month period ended June 30, 2019.

Cost of Revenues

Cost of revenues was $0.2 million for both the six-month period ended June 30, 2020 and for the six-month period ended June 30, 2019. Cost of revenues primarily consists of development costs incurred in conjunction with our collaborations.

Gross Profit

Gross profit decreased by $0.2 million, or 50%, to $0.2 million for the six-month period ended June 30, 2020 from $0.4 million for the six-month period ended June 30, 2019, due to the combined effect of changes in our revenues and cost of revenues, as described above.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses, net increased by $1.5 million, or 21%, from $7 million for the six-month period ended June 30, 2019 to $8.5 million for the six-month period ended June 30, 2020. This increase was attributable to (a) product development activities of Evogene and its subsidiaries, including fermentation, lab work and pre-clinical studies carried out by third parties as well as expenses relating to computational work, as well as (b) stock-based compensation attributed to options granted to Lavie Bio employees.

Business Development Expenses. Business development expenses increased by $0.4 million, or 40%, from $1 million for the six-month period ended June 30, 2019 to $1.4 million for the six-month period ended June 30, 2020. This increase is mainly due to stock-based compensation attributed to options granted to Lavie Bio employees.

General and Administrative Expenses. General and administrative expenses increased by $0.7 million, or 41%, from $1.7 million for the six-month period ended June 30, 2019 to $2.4 million for the six-month period ended June 30, 2020. Although the company decreased its cash burn rate during the second quarter, in response to the COVID-19 pandemic, as disclosed above, we experienced an increase in general and administrative expenses mostly attributed to an increase in the cost of the company’s D&O insurance and stock-based compensation expenses attributed to options granted to Lavie Bio employees.

Financing Income and Expenses

Financing Income. Financing income decreased by $1.3 million for the six-month period ended June 30, 2020, or 68%, to $0.6 million for the six-month period ended June 30, 2020 from $1.9 million for the six-month period ended June 30, 2019. This decrease was mainly due to (a) exchange rate differences between the U.S. dollar and the New Israeli Shekel, as well as (b) decrease in profit from marketable securities.

Financing Expenses. Financing expenses increased by $0.2 million, or 50%, to $0.6 million for the six-month period ended June 30, 2020 from $0.4 million for the six-month period ended June 30, 2019. This increase was mainly due to due to (a) exchange rate differences between the U.S. dollar and the New Israeli Shekel, as well as (b) loss from marketable securities.

Taxes on Income

For the six-month periods ended June 30, 2020 and 2019, we recorded insignificant amounts for taxes on income in Israel due to advances on excess expenses and an insignificant amount of taxes with respect to Evogene Inc. and Lavie Bio Inc.

Loss

The amount of our overall loss increased by 52% from $7.9 million for the six-month period ended June 30, 2019 to $12 million for the six-month period ended June 30, 2020. That increase reflected the cumulative effect of all the above-described line items from our consolidated interim statements of profit or loss.

Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of June 30, 2020, we had cash and cash equivalents and short-term bank deposits of $38.1 million, and working capital of $35 million, which is calculated by subtracting our current liabilities from our current assets. As of June 30, 2020, we had $3.5 million of outstanding long-term indebtedness related to government grants.

We expect that our working capital and capital investment needs will be funded for the foreseeable future mainly by our cash and cash equivalents and bank deposits, payments from our collaborators, as well as the $10 million received from recent equity investment in our company on September 3, 2020. Currently, our principal uses of cash are to further develop our and our subsidiaries’ product pipelines, to further enhance and expand our CPB platform and general corporate purposes. In the future, cash may serve us in effecting M&A transactions for achieving inorganic growth in our different segments of operation. We believe that our existing cash and cash equivalents and short-term bank deposits as of June 30, 2020 will be sufficient to meet our projected cash requirements for at least 12 months.

To the extent that existing cash, and cash equivalents and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all. The negative impact of the ongoing Coronavirus outbreak on economies and financial markets worldwide may adversely impact on our ability to raise additional funds for our operations, if and when needed.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2019, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report:

	Six Months Ended June 30,
	2020	2019
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(8,251)	$(9,376)
Net cash provided by investing activities	4,682	18,160
Net cash used in financing activities	(165)	(654)
Exchange rate differences - cash and cash equivalents	60	157
Net increase (decrease) in cash and cash equivalents	$(3,674)	$8,287

Cash Used in Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2020 was $8.3 million and primarily reflects our overall loss of $12 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including $0.9 million of depreciation expenses, $2.8 million of share-based compensation expenses and $0.5 million amortization of intangible assets, which was partially offset by the movement in balance sheet items, that were taken into account in the calculations, including a decrease in employees and payroll accruals of $0.5 million.

Cash used in operating activities for the six-month period ended June 30, 2019 was $9.4 million and primarily reflects our overall loss of $ 7.9 million. The cash used in operating activities increased mainly by the movement in balance sheet items, that were taken into account in the calculations, including a $0.7 million increase in other receivables, a $0.3 million decrease in trade payables and a $0.4 million decrease in employees and payroll accruals.

Cash Provided by Investing Activities

Cash provided by investing activities was $4.7 million for the six-month period ended June 30, 2020. That primarily reflects $2.1 million of net cash proceeds from the sale of marketable securities and $3 million of cash withdrawn from bank deposits, offset by $0.4 million of cash used for the purchase of property, plant and equipment.

Cash provided by investing activities was $18.2 million for the six-month period ended June 30, 2019. That primarily reflects $20 million of net cash proceeds from the sale of marketable securities, offset by $1.6 million of cash invested in marketable securities and $0.2 million of cash used for the purchase of property, plant and equipment.

Cash Provided by Financing Activities

Cash used in financing activities was $0.2 million for the six-month period ended June 30, 2020, which was primarily attributable to $0.3 million repayment of operating lease liability, offset by $0.1 million proceeds, net, in respect of government grants.

Cash used in financing activities was $0.7 million for the six-month period ended June 30, 2019, which was primarily attributable to $0.4 million repayment of operating lease liability and $0.6 million repayment of government grants, offset by $0.3 million proceeds, net, in respect of government grants.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.